14 Schoolhouse Road

Somerset, NJ 08873

T 732 537 6200

F 732 537 6252

www.catalent.com

March 9, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 2, 2015

Form 8-K dated February 9, 2016

Filed February 9, 2016

File No. 001-36587

Dear Mr. Rosenberg:

We have received your letter, dated February 24, 2016, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 Form 10-K”) filed by Catalent, Inc. (“Catalent”) and its Current Report on Form 8-K filed February 9, 2016, and in this letter we respond to the Staff’s comments. For reasons of business confidentiality, a confidential treatment request for certain information provided in response to comment number 4 of your comment letter is being made in a separate letter dated today.

For your convenience, our response is prefaced by the comment in bold, italicized text. The confidential information in the response to comment number 4 of this letter has been identified by the mark “[***]”.

Mr. Jim B. Rosenberg	2

Form 10-K for the Fiscal Year Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended June 30, 2015 compared to the Fiscal Year Ended June 30, 2014

Segment Review, page 48

1. In your various discussions of the changes in segment net revenues you discuss higher levels of market demand. It is unclear from your disclosure whether this discussion of market demand relates solely to changes in sales and services volume. Please tell us your consideration of disclosing the magnitude and underlying reasons for changes in both volume and prices as required by Item 303(a)(3)(iii) of Regulation S-K.

Response:

Catalent confirms that it has considered disclosure of the extent to which increases or decreases in net sales can be attributed to price or volume in the context of the requirements of Item 303(a)(3)(iii) of Regulation S-K. Catalent’s segment net revenue consists primarily of long-term product supply contracts and shorter-term agreements to develop new products. Our long-term supply contracts with customers typically have a fixed per-unit price for each product covered over the multi-year contractual supply period, subject only, in some cases, to price change provisions to account for inflation. Revenue changes associated with Catalent’s long-term supply contracts in recent years are typically driven by volume increases and decreases due to changing order patterns by our customers as a result of their end-market volume demand rather than contractual price increases driven by the nominal inflation in this period. Revenue for new product development is generally produced over shorter contractual periods and consists generally of fees for services rendered. These fees tend to vary depending on customer demand and the length and complexity of the product development process, rather than price.

In future filings, Catalent will clarify that the effects of changes in segment net revenue driven by end market demand are primarily attributable to changes in volume, rather than price. If price becomes a material driver in future periods, Catalent will provide, in accordance with Item 303(a (3)(iii), additional narrative discussion of the extent to which changes in segment net revenue are attributable to changes in prices.

Notes to Consolidated Financial Statements

Note 9: Income Taxes, page 84

2. Please tell us why your rate reconciliation table on page 85 includes a $2.4 million benefit for state and local income taxes when these taxes are incremental to federal taxes and you have not reversed your valuation allowance associated with state net operating loss carryforwards as disclosed on page 87.

Response:

As noted in our filings, Catalent reported pre-tax income at the federal level in fiscal 2015; however, at the state level, Catalent either generated minimal taxable income or generated losses. In some of the states where Catalent generated a small amount of taxable income, it offset that income against available state net operating loss carryforwards that remain subject to a full valuation allowance (“VA”).1

[1]

As disclosed in Catalent’s 2015 Form 10-K, Catalent has maintained a full VA against its state net operating loss carryforwards because, “[d]ue to uncertainty around earnings, apportionment, certain restrictions at the state level, and the history of tax losses, anticipated utilization rates were not sufficient to overcome the negative evidence and allow a release.” 2015 Form 10-K, at p.87 (footnote 9 to Catalent’s consolidated financial statements).

Mr. Jim B. Rosenberg	3

As such, the income tax expense through the utilization of such losses was largely offset by the income tax benefit on the release of the VA. Further, Catalent incurred losses in a number of states that do not permit the filing of combined or unitary income tax returns, and Catalent recorded benefits on such losses under the Accounting Standard Codification (“ASC”) 740-20-45-7 exception.

The significant components of the $2.4 million benefit for state and local income taxes are as follows:

Item	Total Expense / (Benefit)($’s in millions)
[A] Tax amortization of indefinite-lived intangible assets	$0.8
[B] Intra-period allocation – VA activity	(1.4)
[C] Current taxes / deferred taxes with no VA	(0.2)
[D] VA release related to acquired deferred tax liabilities	(0.7)
[E] VA rate change benefit	(0.9)

$(2.4)

[A]	The activity related to indefinite-lived intangibles is attributable to the increase in a deferred tax liability for goodwill amortization that is not amortizable under U.S. generally accepted accounting principles (“GAAP”), but is allowed as a tax deduction. The increase in the deferred tax liability caused by the reduction in the tax basis of the goodwill does not serve as a source of income to support the realization of the deferred tax assets within the same taxpaying component.
[B]	Catalent Pharma Solutions, Inc., the principal operating subsidiary of the registrant, files in various states that do not permit unitary or combined reporting and incurred a pre-tax book loss in continuing operations for the fiscal year ended 2015. A tax benefit of $1.4 million was recorded on such loss, notwithstanding a full VA pursuant to ASC 740-20-45-7 because of gains reported in other comprehensive income. The result of the loss in continuing operations and income in other comprehensive income resulted in an income tax benefit in continuing operations and a deferred tax expense in other comprehensive income, respectively.
[C]	With Catalent’s acquisition of Micron Technologies, Inc. (“Micron”) and Redwood Bioscience Inc. (“Redwood”), Catalent has entities that do not have a VA on their state deferred tax assets. This activity represents the net income tax benefit recorded for these two entities.
[D]	The acquisitions of Redwood and Micron resulted in establishing deferred tax liabilities. Concurrently, the corresponding pre-existing VA was reduced, resulting in a deferred tax benefit through continuing operations because changes in the acquirer’s deferred taxes as a result of a business combination should be recorded currently in income per ASC 805-740-30-3.

Further, a bargain purchase gain for an acquisition was recognized in earnings in accordance with ASC 805-30-25-2. The allocation of negative goodwill to reduce the tax bases of acquired net assets caused the book bases to exceed the tax bases, resulting in the recognition of a deferred tax liability. The recognition of deferred tax liabilities then resulted in a reduction in the bargain purchase gain in Other (Income)/Expense, Net in the Consolidated Statements of Operations. The corresponding VA was reduced, resulting in a deferred tax benefit through continuing operations.

[E]	This is the total VA impact of the change in certain state deferred tax assets and liabilities as a result of a change in the tax rate used to measure such deferred tax assets and liabilities. The respective consolidated tax expense for the change in the deferred tax assets from the rate change is presented in the $1.3 million tax expense reported in the “Change in tax rate” line of the rate reconciliation. The change in the blended state deferred tax rate was driven by the acquisition of Redwood and Micron, as well as changes in legislation.

Mr. Jim B. Rosenberg	4

3. Please tell us how the unrecognized tax positions reconciling items in your rate reconciliation table in fiscal 2015 and 2014 relate to the rollforward of your unrecognized tax benefits liability provided on page 88.

Response:

Certain items related to unrecognized tax benefits will affect the reserve balances reported in the unrecognized tax benefit / (liability) table differently than the amount reported in the unrecognized tax positions reconciling items in the effective tax rate reconciliation table. The differences between the two tables relate as follows:

Item ($’s in millions)	FY14	FY15

Year over Year Change Per Rate Table	$34.2	$14.7
Year over Year Change Per UTP Table	22.9	6.3

Difference	$11.3	$8.4
[A] Net Interest Charge in Current Year	(1.9)	(1.1)
[B] Cumulative Translation Adjustment	3.8	(5.8)
[C] Settlements and other reductions not affecting net tax expense	(8.4)	(0.1)
[D] P&L Reserve Activity and VA	(4.8)	(1.4)

	—	—

[A]	The unrecognized tax liability benefit table does not include accumulated interest; the current year of interest charged in the effective rate reconciliation table amount needs to be removed in order to reconcile.
[B]	The unrecognized tax benefit liability table contains liabilities for foreign jurisdictions that are subject to changes in foreign exchange that do not affect the effective rate reconciliation table.
[C]	To the extent that settlements were reached and equal the reserve amount, there would be no impact to the rate reconciliation table; the charges to tax expense had already been recorded. However, such settlements would reduce the amount presented in the unrecognized tax benefit liability table.
[D]	Updates to the unrecognized tax benefit liability were made for additional net operating losses available for use against the liability. A corresponding reduction to the VA associated with the losses resulted in a net neutral change to the tax expense. The VA reduction is presented separately in the rate reconciliation table on page 85.

Mr. Jim B. Rosenberg	5

Note 17: Segment Information, page 100

4. Please provide us an analysis demonstrating that the Softgel Technologies and Modified Release Technologies operating segments have similar economic characteristics, including similar long-term average gross margins, and are similar in all of the areas listed in in ASC 280-10-50-11 to support aggregating them into your Oral Technologies reportable segment. Also address your consideration of the following in your analysis:

•	Your combined reporting segment EBITDA was impacted differently by each operating segment based on disclosure in the last paragraph on page 49 in MD&A.

•	Your Modified Release Technologies margins have been negatively impacted and will continue to be negatively impacted by decreased sales of higher margin offerings in that operating segment based on disclosures on pages 30 and 35 of your December 31, 2015 Form 10-Q and observations made during your quarterly earnings conference call.

•	The impact of the suspension of operations in your Beinheim, France facility.

Response:

We have considered whether aggregation of the Softgel and Modified Release Technologies (“MRT”) operating segments is consistent with the objectives and principles of ASC 280, including the requirement to provide investors with a meaningful understanding of Catalent’s performance and expected future net cash flows and business-related information in a manner that will allow investors to make informed judgments about Catalent. We believe the business activities and economic performance over the current and long term of both Softgel and MRT are so similar that investors would not derive any substantial additional benefit from reporting the two operating segments separately. Specifically, we have considered the required criteria described below in making this determination.

Our Oral Technologies reporting segment includes our businesses providing advanced oral delivery technologies, including formulation, development and manufacturing of oral dose forms for prescription and consumer health products. These oral dose forms include softgel, controlled release and immediate release solid oral technology products.

Softgel Operating Segment: Through our Softgel business, we provide formulation, development and manufacturing services for soft capsules, or “softgels.” Our principal softgel technologies include traditional softgel capsules (in which the shell is made from animal-derived materials) and VegiCaps® capsules (in which the shell is made from vegetable-derived materials), which are used to deliver a broad range of customer products, including prescription drugs, over-the-counter medications, and vitamins and supplements. Softgel capsules encapsulate liquid, paste or oil-based formulations in solution or suspension into an outer shell, filling and sealing the capsule simultaneously.

Modified Release Technologies Operating Segment: Through our MRT business we provide formulation, development and manufacturing services for finished dose forms based on fast-dissolve tablets and both proprietary and conventional controlled-release product technology for sustained, extended or delayed drug release. Most often used for indications, drugs and patient groups that can benefit from either rapid oral disintegration or controlled release delivery, the MRT technologies are used in a wide range of products and patient indications.

Mr. Jim B. Rosenberg	6

Economic Similarity In determining economic similarity, we assessed the similarity of contribution margin (“CM”) for each operating segment. We define CM as Net Revenue less Direct Costs. CM is the primary indicator we use to assess profitability and measure performance. This is a critical measure used to assess the financial performance of our product offerings and is a key performance indicator from a financial operations perspective. The below table summarizes the actual and expected CM for the Softgel and MRT operating segments.

Contribution Margin
Operating Segment	FY14 Actual	FY15 Actual	FY16 Forecast	FY17 Budget	FY18 Budget	FY19 Budget	FY20 Budget
MRT	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Softgel	[***]	[***]	[***]	[***]	[***]	[***]	[***]

As shown in the table, over the past two years, as well as our forecast for the 2016 fiscal year, which includes actual results for the first two quarters of the fiscal year, and our internally generated budgets through fiscal year 2020, the margins of the two operating segments are within [***]-[***]%. The financial data above exclude royalty income that Catalent obtains from customers with respect to certain proprietary technology in the MRT segment, which has no associated cost and is therefore not indicative of the manufacturing-related profitability metrics for the segment. This royalty stream is less than [***]% of the revenue in the overall Oral Technologies reporting segment and is not considered material for separate disclosure. We believe the operating segments demonstrate similar economic characteristics and expect this to continue over the long term based on our most recent strategic plan. In addition to historical and future margin comparison, we considered long-term growth trends. Our expectation is that growth in earnings before interest and taxes (“EBIT”) over fiscal years 2016-2020, on average, will be [***]% for Softgel and [***]% for MRT. Our five-year strategic plan used for planning and impairment review purposes is based on these projections.

Other Similar Characteristics Having determined the Softgel and MRT operating segments to be economically similar over the long term, we have assessed the following additional required criteria:

1.	The nature of the products and services - Both operating segments produce advanced oral dose form products that solve technical or clinical formulation and marketing challenges for our customers’ products. The products within both operating segments are intended for use by consumers for health-related reasons – whether it is medicinal purposes (e.g., pharmaceutical medicines) or general preventative health reasons (e.g., vitamins and nutritional supplements). Both operating segments include a combination of prescription, over the counter and preventative healthcare products. Additionally, both operating segments also include product development services in which we work closely with customers to further develop a molecule in order to determine the optimal delivery form, which may be a softgel or modified release product.

2.

The nature of the production processes - The nature of the production process for products in each segment is substantially the same. While the resulting dose form may be different—softgel vs. fast dissolve vs. tablet – the products consist of a combination of active pharmaceutical ingredient and various non-active chemical compounds, known as “excipients,” that are mixed together in batches, then filled into the final dose form, to create an end product. Quality

Mr. Jim B. Rosenberg	7

assurance and control, stability and release testing, supply chain management and other operational processes are substantially similar across the operating segments. Research and development scientists, quality and regulatory personnel, and pharmaceutical manufacturing experts are a common human capital asset, and they can work interchangeably on different offerings. Both products are manufactured in batches and are produced as individual doses.

3.	The type or class of customer for their products and services - Both operating segments have the same customer base consisting of large and specialty pharmaceutical and consumer health companies. Products across the two operating segments are produced for the same geographic markets around the world. Frequently, the same customer will have multiple products manufactured across both our Softgel and MRT networks. Likewise, the same functional buyers within these customers typically make the purchase decision for outsourced advanced oral dose forms.

4.	The methods used to distribute their products or provide their service - Distribution methods are the same. Both operating segments contract with and sell directly to the pharmaceutical and consumer health companies that own the rights to sell and distribute these products. Neither operating segment has any direct-to-consumer business. Rather, both operating segments’ products are shipped directly to our customers or their distributors or finished goods packagers.

5.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities - Both operating segments are subject to the same regulatory environment. While a certain portion of regulations are product specific, generally regulations are consistent across both operating segments. Both are regulated by the same primary drug regulators in the countries in which their facilities are located as well as by the countries where their products will be sold and used, including their regulations regarding current good manufacturing practices (“cGMP”). The sites in which the products of each segment are made operate in accordance with cGMP and generally are certified by the U.S. Food and Drug Administration (the “FDA”) or equivalent foreign agency, and facilities in both segments are regularly reviewed by the U.S. Drug Enforcement Agency. Both Softgel and MRT products are generally included in “oral solid dose form” definitions by the FDA and most other global regulators, and both softgels and (from MRT) hard capsules are included in a single product category (capsules) by most global regulators.

We have also considered our disclosures with respect to the points raised in your bulleted comments (as reprinted above). Although the profitability of the operating segments were affected differently in the short term by customer volume variability of certain higher margin offerings, variability in the proportion of prescription vs. over-the-counter products in the segments’ offerings, and the temporary suspension of our Beinheim facility (which is part of our Softgel operating segment), the overall long-term profitability of each of the two operating segments is expected to continue to be similar based on the current fiscal-year projections and long-term expected performance. When determining if the aggregation of Softgel and MRT is still appropriate and consistent with the objectives of ASC 280 in light of the short-term performance variability, we concluded that aggregation remained appropriate due to similar long-term financial performance and the other points above, in accordance with ASC 280-10-50-11.

Mr. Jim B. Rosenberg	8

Based on these qualitative and quantitative factors, we have determined that aggregation of the Softgel and MRT operating segments is appropriate for financial reporting purposes and in accordance with the objectives of ASC 280-10-50-11. We continue to assess operating segment disclosures in light of ongoing business performance and business unit organization within Catalent and will revise future segment disclosures if required.

Form 8-K filed February 9, 2016

Exhibit 99.1 Earnings release dated February 9, 2016

Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

5. Please help us understand why it is appropriate to determine adjusted net income/(loss) based on cash tax expense. In this regard, please address the following:

•	Tell us how the cash tax expense amount was calculated for the latest quarter. In footnote 4 to this table you indicate that you adjust your cash taxes for the impact of “certain items recorded in each period that are added back” in the determination of your non-GAAP performance measure. Although you further indicate that some adjusting items have no impact on cash taxes, it is unclear whether the “certain items” reflect adjustment for all other adjustments that have an impact on your income taxes.

•	Explain to us why deferred taxes are not representative of your core business (as indicated on page 6) resulting in their removal from your GAAP net income in determining your non-GAAP adjusted net income/(loss).

•	Explain to us how you handle unrecognized tax benefits as the term is defined in ASC 740-10-20 in your determination of cash taxes. If excluded, explain why it is appropriate for your non-GAAP adjusted net income/(loss) to exclude unrecognized tax benefits.

Response:

We believe Adjusted Net Income is a useful financial metric, in addition to net earnings as reported under GAAP, to assess our performance from period to period by excluding certain items that, we believe, are not representative of our core business or are one-time in nature. We believe our investors find Adjusted Net Income a useful industry metric, in part because it is used commonly among our peer companies. Specifically, taxes are addressed as follows in the computation of Adjusted Net Income:

•	Cash taxes paid, as referenced by footnote two to the table, is computed as actual cash disbursements made in the period in respect of federal, state, local and foreign income tax requirements and is not adjusted for any item added back in the period.

•	Cash tax savings, as referenced by footnote four to the table, is attributable to items added back in the period and is computed by applying the statutory tax rate in the tax-paying jurisdictions to the income or expense items added back. However, if an item added back will not have an impact on future cash taxes because of the ability to utilize net operating losses, no tax savings is included in the estimate. Such instances include items added back in a jurisdiction where Catalent is not currently a cash tax payer.

•	We believe deferred taxes are not representative of our core business because management focuses on cash tax costs and does not measure operating performance on a deferred tax basis, in part because deferred taxes can fluctuate due to statutory rate changes, valuation allowances, and other deferred tax related matters that may be applicable.

•	Unrecognized tax benefits as defined in ASC 740-10-20 are not included in determining cash taxes paid in the period presented as the ultimate outcome and cash impact on Catalent is

Mr. Jim B. Rosenberg	9

uncertain. If there was a cash tax payment related to a settlement of uncertain tax positions, that amount would be included in cash taxes paid. Cash taxes paid or refunded in the period are equal to actual cash receipts or disbursements in the period.

Our treatment of taxes in the computation of Adjusted Net Income is focused on our cash tax cost that reduces our cash available for strategic investments or other shareholder value creating activities. In future filings, we will revise the disclosures describing the treatment of tax items in the computation of Adjusted Net Income to reflect more fully the points described in this letter. Specifically, the footnotes describing tax adjustments for Adjusted Net Income will state:

•	Cash Taxes Paid/Refunded – cash taxes are equal to actual cash disbursements made or refunds received in the period presented for federal, state, local and foreign income tax requirements. Cash taxes paid or refunded presented in the computation of Adjusted Net Income are equal to cash taxes paid or refunded as presented in the statement of cash flows.

•	Cash tax savings attributable to reconciling items – cash tax savings estimate the anticipated tax savings of items added back in the period. It is computed by applying the statutory tax rate in the tax-paying jurisdictions to the income or expense item added back. If an item added back will not have an impact on future cash taxes because Catalent is not currently a tax payer in the respective jurisdiction, no tax savings is included in the estimate.

*    *    *

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6120.

Sincerely yours,

/s/ Matthew M. Walsh

Matthew M. Walsh
Executive Vice President & Chief Financial Officer
Catalent, Inc.